Exhibit 99.1

FOR IMMEDIATE RELEASE

XI’AN POTEVIO COMMUNICATIONS COMPLETES HARMONY ENHANCED DEPLOYMENTS FOR THE CHINESE MOBILE MARKET

Harmony Enhanced microwave radios supporting 4G Market growth in The People’s Republic of China

Ottawa, Canada, January 19, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, and Xi’an Potevio Communications, an ICT subsidiary company of China Potevio Corporation, today announced the completion of the first stage deployment of DragonWave’s Harmony Enhanced solutions to a Tier One Mobile Operator in The People’s Republic of China. As part of an ongoing strategic sales agreement for the sale and distribution of DragonWave solutions in The People’s Republic of China, Xi’an Potevio Communications has deployed DragonWave’s latest product introduction, the Harmony Enhanced.

Harmony Enhanced, a high capacity, long reach, multi-service radio operating in the 6-42 GHz spectrum bands, merges the proven performance and reliability of DragonWave’s Flagship Harmony Radio and Horizon Compact+ into a next-generation, ultra high-capacity microwave system. With its integrated switch, Harmony Enhanced delivers a true all-outdoor, Ethernet solution.

“The advanced technology and performance of DragonWave’s carrier grade microwave solutions, in particular the high capacity and extended reach capabilities of the Harmony Enhanced radios, have been well received by our service provider customers, enabling them to provide reliable and scalable service in an expanding Chinese mobile marketplace,” said Mr. Zhong Fu Sheng, General Manager, Xi’an Potevio Communications. “The Harmony Enhanced significantly extends DragonWave’s capabilities in its proven product porfolio.  This will meet the growing capacity demands of the Chinese Market.”

Xi’an Potevio is an ISO9001 and ISO14001 certified company. Its main product line include: a microwave parabolic communications antenna, base station communications antenna, satellite communications antenna, grid parabolic communications antenna, microwave communications passive repeater, indoor distributed antenna and 3.5 GHz wireless access antenna. The company distributes its products in over 30 provinces, cities and autonomous regions, and they are also widely applied to many national and provincial trunks and various professional communications networks, such as China Telecom, China Mobile, China Unicom, CNC, Electric Power network, Broadcasting and Television organization, Public Security, Military, etc.

“The DragonWave and Xi’an Potevio collaboration continues to meet the demands and expectations of service provider customers and it’s rewarding to see the Harmony Enhanced being leveraged so effectively in an area of large and rapidly expanding communications infrastructure,” said Peter Allen, DragonWave President and CEO. “The Peoples’ Republic of China represents a significant and important market for DragonWave and, through our agreement with Xi’an Potevio, we continue to receive positive feedback that our packet microwave solutions are providing unmatched performance, at the lowest cost, for a wide variety of deployments across the country.”

DragonWave’s Harmony product portfolio is designed to meet the network requirements of new and evolving 2G, 3G and 4G networks. DragonWave’s products are point-to-point packet and Hybrid radios providing scalable, ultra-low latency, native packet and TDM connectivity up to 4 Gbps full duplex in 6 to 42 GHz frequencies.  DragonWave’s solution offers unprecedented scale, improved economics and simplified operations.

About Xi’an Potevio.

Xi’an Potevio a subsidiary company of China Potevio Corporation is a joint-stock high-tech enterprise specializing in the field of R&D, manufacturing, sales, installation and services of microwave, mobile, satellite communication antennas and related communications products. It is the first professional antenna manufacturer in China and one of three biggest microwave antenna manufacturers throughout the world. Potevio.Com Community: http://www.potevio.com/en/tabid/279/language/zh-CN/Default.aspx

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	Peter Allen	Becky Obbema
Marketing Communications	CEO	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	pallen@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991	Tel: (408) 778-2024